Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 14, 2023

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12007)

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Investables Projects LLC (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12007), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has decided not to pursue its offering at this time. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

Investables Projects LLC

By: Investables Manager LLC, its Managing Member

By:	/s/ Peter van Kleef
Name:	Peter van Kleef
Title:	Chief Executive Officer